SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
[February 8, 2006]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-___

SIGNATURES
Date  February 8, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel
Metso Corporation

METSO TO CONTINUE AS ONE ENTITY TO IMPLEMENT THE PROFITABLE GROWTH STRATEGY
(Helsinki, Finland, February 8, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso’s Board of Directors has today decided that the current structure of Metso will be kept intact. The principal reasons for the Board’s view are the rapid sales and profitability growth in Metso Minerals and Metso Automation together with good growth opportunities provided by favorable market outlook, as well as the ongoing positive development of Metso Paper including the potential acquisition of Aker Kvaerner’s Pulping and Power business announced today. The Board sees that it is important that the management focuses on the execution of the profitable growth strategy launched in August 2005.
Metso’s Board of Directors has conducted a feasibility study regarding various alternative corporate structures, including the potential separation of Metso Minerals from the current Metso Corporation. In addition to internal resources, the Board has been advised by Goldman Sachs and other external advisors.
Following the completion of the feasibility study launched in late August 2005, the Board continues to believe that the current Metso structure provides for now best potential for further creation of shareholder value.
The feasibility study addressed how to maximize shareholder value of Metso. Issues under consideration included shareholder value creation potential under Metso’s current structure in comparison with a potential separation of Metso Minerals, taking into consideration strategic and industrial aspects. Based on the findings, the Board sees that the potential benefits of a separation of Metso Minerals would at present be clearly smaller and more uncertain than the value creation potential achieved if management and employees focus their full attention on the execution of the strategy and capturing the growth and improvement potential within Metso in its current form. In the Board’s view, significant further benefits can be obtained with the new strategy of profitable growth.
The Board recognizes that there are benefits, which could be achieved from a potential separation of Metso Minerals, but believes that the timing for such transaction is not optimal for the time being. Structural evaluations are part of Metso’s continuous strategic planning and development, and the Board and the management will review the issue from time to time.
Furthermore, the Board has concluded that the feasibility study has not found any fundamental obstacles or other single issues, which would prevent a separation of Metso Minerals from commercial, financial, technical, legal, tax or capital markets perspective. A separation of Metso Minerals would result in additional ongoing and one-off separation costs. The Board considers these costs to be of some importance but they were not decisive for the Board’s decision.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 20 484 3000
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.